CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

June 12, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

CREAM MINERALS COMMENCES BULK SAMPLING DIAMONDS

IN SIERRA LEONE

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that a charter has been arranged for a 40-meter ship from the port of Freetown, Sierra Leone to serve as a platform for a bulk-sampling program on its marine diamond exploration licences under option from Casierra Development Fund Inc. (“Casierra”).  Funds from a recent financing will be applied in part to this program which will test diamond targets near the mouths of the Moa and Mano rivers, where there has been substantial alluvial diamond mining production.  Dredge and diamond concentration plant acquisition has now been completed with deliveries to be made by air in order to meet timelines for the charter at the end of this month.

The objective of the bulk-sampling program is to identify a resource sufficient to support a mining operation.  The targets are based on exploration work in 1995-6 and 2005 involving extensive oceanographic surveys.  Shallow sampling of these targets resulted in the collection of 20 gem quality diamonds ranging in size from 0.22 carats to 1.22 carats.  The bulk sampling will test areas defined by detailed marine magnetic surveys carried out in June of 2005 with the same team of Russian geophysicists who were involved in the original discovery work in 1995.  A sonar profiler will be used to measure the volumes of the bulk sample pits allowing good estimates of grade to be completed for each sample site.  Mr. C. Ikona, P.Eng., Pamicon Developments Ltd., has been engaged to visit the operations and to make a technical evaluation in order to obtain an independent opinion of the operations.

Diamond products that may be recovered in the course of this program will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at this time, but can be exported for the purpose of further valuation.

Cream will spend more than US$500,000 in this phase of work with the objective of defining a resource of sufficient size to merit application for a mining licence.  It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million.

This report has been prepared by Mr. Ben Ainsworth, P.Eng., President of Casierra Diamond Corporation and the Company’s Project Manager for its Sierra Leone licences and “Qualified Person” for the purpose of  NI-43-101.

For more information about Cream and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.